Mail Stop 3561

								January 19, 2006

Daniel M. O`Donnell, President
  and Chief Executive Officer
InterSearch Group, Inc.
222 Kearny Street, Suite 550
San Francisco, CA 94018

      Re:	InterSearch Group, Inc.
		Amendment No. 1 to Registration Statement on Form SB-2
      Filed January 11, 2006
		File No. 333-129937

Dear Mr. O`Donnell:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Summary Financial Data, page 5
1. We have read your response to comment 6 in our letter dated
December 22, 2005.    It appears the pro forma diluted earnings
per
share should be $0.02, not $0.04, for the nine months ended
September
30, 2005. Please revise. Please also revise your pro forma basic and diluted earnings per share on page F-3 to be consistent with your presentation on page 5.



Management`s Discussion and Analysis, page 23

Overview, page 23
2. We note your response to comment 16 in our letter dated
December
22, 2005. Please consider including the actual operating metrics for the periods presented.

Executive Compensation, page 48
3. Please update the disclosure to provide compensation information for the fiscal year ended December 31, 2005. Please refer to interpretation 8B. in the Item 402 of Regulation S-K section of the
Manual of Publicly Available Telephone Interpretations (July
1997),
available on our website at www.sec.gov.

Certain Relationships and Related Transactions, page 54
4. We note your revisions in response to comment 23 in our letter dated December 22, 2005. Please advise us of the date on which the loans were extinguished.

Selling Shareholders, page 58
5. We note your response to comment 27 in our letter dated
December
22, 2005. However, you should identify Barron Partners as an underwriter, given its offering of a substantial amount of the securities registered in this offering and its significant ownership interest. The registration statement covers the resale of common shares that are being offered by officers, directors, major shareholders, promoters, or their affiliates in large amounts. Generally, we view resale transactions by related parties of this amount as an offering "by or on behalf of the issuer" for purposes of
Rule 415(a)(4) of Regulation C. Under the rule, equity securities offered by or on behalf of the registrant cannot be sold "at the market" price unless the offering satisfies the requirements set forth in the rule. Your offering does not appear to meet the requirements. Please revise your registration statement to price those shares and disclose that these parties will conduct their offering at the fixed price for the duration of the offering. The prospectus should also make clear the fact that these persons are considered underwriters of this offering. Revise your prospectus accordingly, including your cover page, summary and plan of distribution section.

Consolidated Statements of Operations, page F-3
6. Please revise your diluted earnings per share to reflect the full impact of all dilutive items. Your current presentation reflects diluted earnings per share higher than your basic earnings per share.
It appears that you add back preferred stock dividends to the numerator of your earnings per share calculation on page F-11 without including the assumed incremental common shares issued upon conversion of the preferred stock in the denominator of the earnings per share calculation. Please ensure that you revise earnings per share throughout the document. For example, pages F-9, F-47 and F-48 include earnings per share information that also appears to contain similar errors. Please revise or advise.

Exhibit 5.1
7. Counsel should remove the assumption in the last sentence of the second paragraph indicating that it has assumed that you have received the entire amount of consideration contemplated by the resolutions. Because counsel should be able to verify receipt of the consideration, it should be able to provide the opinion without this assumption. Please revise.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tatanisha Henderson, Staff Accountant, at
(202)
551-3322 or George Ohsiek, Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.


								Sincerely,



								H. Christopher Owings
								Assistant Director

cc:	Carolyn Long
	Foley & Lardner LLP
	Fax: (813) 221-4210
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Daniel O'Donnell
InterSearch Group, Inc.
February 27, 2006
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